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                                                                  EXHIBIT (a)(3)

EL SEGUNDO, Calif., March 2 -- Computer Sciences Corporation (NYSE: CSC) announced today that its Board of Directors has unanimously recommended that stockholders not tender any of their shares of CSC to Computer Associates International, Inc. (NYSE: CA). CSC is today mailing a letter to stockholders setting forth the Board's recommendation, a copy of which is attached to this press release. Also being mailed to stockholders is a copy of the Schedule 14D-9 filed by CSC with the Securities and Exchange Commission.

     CSC provides clients with a wide range of professional services, including management consulting, information systems consulting and integration, and operations support. The company has more than 44,000 employees in nearly 600 offices worldwide. For the 12 months ended December 26, 1997, CSC had $6.3 billion in revenue. More information about CSC, including a copy of the letter to CSC stockholders referred to herein, is available at www.csc.com.

     Computer Sciences Corporation cautions that any statements in this document as to future business results are forward looking statements and by their nature are necessarily subject to uncertainties concerning events beyond the company's control, and no assurances can be given that such results will be achieved.

March 2, 1998

Dear Computer Sciences Stockholder:

As you may be aware, Computer Associates International, Inc. has commenced a tender offer for the outstanding shares of Computer Sciences Corporation at a cash price of $108 per share.

At a meeting on February 18, 1998, our Board of Directors met to consider Computer Associates' merger proposal, contained in a letter dated February 10, 1998. After careful consideration of the proposal and the advice of our counsel, as well as that of our financial advisors, Goldman Sachs & Co. and J.P. Morgan & Co., the Board concluded unanimously to reject the Computer Associates proposal.

The Board of Directors met again on February 27, 1998, to consider its formal response to the Computer Associates tender offer, and to review developments to date. At the end of the meeting, the Board voted unanimously to reaffirm its rejection of Computer Associates' proposed takeover of our Company. I strongly urge you to join the Board in rejecting Computer Associates' offer and not tender any of your shares to Computer Associates.

We firmly believe that Computer Associates' offer does not represent fair value for our Company. In the coming days, we will provide you with specific information to substantiate our conviction that Computer Associates' bid falls short of rewarding our stockholders for the underlying value of Computer Sciences.

The enclosed Schedule 14D-9, as filed with the Securities and Exchange Commission, contains extensive information concerning our actions in response to the Computer Associates offer. I urge you to review it carefully.

The Board of Directors and I thank you for your ongoing support, and promise to keep you fully informed of developments. In the meantime, we will continue to focus on moving our Company successfully into the future.

Sincerely,

/s/ VAN B. HONEYCUTT
Van B. Honeycutt

Chief Executive Officer

For questions or comments, please contact Morrow & Co., Inc. at 1-800-662-5200

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